

September 29, 2011

Via E-mail

Mr. C. Lynn White
Chief Executive Officer
One XL Corp.
3925 Ayrshire Place
Charlotte, NC 28210

      Re: **One XL Corp.**
              Form 10-K/A for Fiscal Year Ended June 30, 2010
              Filed September 13, 2011
              File No. 000-53423

Dear Mr. White:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Report of Independent Registered Public Accounting Firm, page 5

1.   We note the first paragraph of your revised audit report continues to state "the period of inception (February 28, 2008) through June 30, 2008." Please revise.

You may contact Steve Lo at 202-551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services